Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS

OF THE TORONTO-DOMINION BANK

THURSDAY, MARCH 26, 2015 - 9:30 A.M. (Eastern)

TORONTO, ONTARIO

VOTING RESULTS:

This report on the voting results of the 159th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at: http://www.td.com/document/PDF/investor/2015/td-investor-2015-Proxy-EN.pdf.

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1 .	Election of Directors

Each of the seventeen (17) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

Nominee	Votes For	% Votes	Votes	% Votes
		For	Witheld	Withheld
William E. Bennett	884,215,696	98.9	9,997,803	1.1
John L. Bragg	888,562,230	99.4	5,651,268	0.6
Amy W. Brinkley	891,058,364	99.6	3,155,134	0.4
Brian C. Ferguson	884,167,682	98.9	10,045,817	1.1
Colleen A. Goggins	892,078,787	99.8	2,134,345	0.2
Mary Jo Haddad	891,604,500	99.7	2,608,687	0.3
David E. Kepler	891,903,360	99.7	2,310,132	0.3
Brian M. Levitt	889,180,024	99.4	5,033,474	0.6
Alan N. MacGibbon	891,565,364	99.7	2,648,135	0.3
Harold H. MacKay	890,391,889	99.6	3,821,610	0.4
Karen E. Maidment	891,879,891	99.7	2,333,607	0.3
Bharat B. Masrani	890,346,271	99.6	3,867,228	0.4
Irene R. Miller	889,801,922	99.5	4,411,577	0.5
Nadir H. Mohamed	891,050,058	99.6	3,163,411	0.4
Claude Mongeau	864,703,006	96.7	29,510,493	3.3
Wilbur J. Prezzano	887,184,877	99.2	7,028,622	0.8
Helen K. Sinclair	882,040,859	98.6	12,174,667	1.4

2 .	Appointment of Auditor

The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
933,518,584	99.5	4,238,900	0.5

3 .	Advisory vote on the approach to executive compensation

Votes For	% Votes For	Votes Against	% Votes Against
849,693,642	95.0	44,513,150	5.0

The Directors of the Bank recommended that Shareholders vote AGAINST matters 4, 5, 6 and 7 below:

4 .	Shareholder Proposal A - Compensation Report

Votes For	% Votes For	Votes Against	% Votes Against
20,748,232	2.3	868,166,399	97.7

Votes Abstained*
5,313,413

5 .	Shareholder Proposal B - Stock Options

Votes For	% Votes For	Votes Against	% Votes Against
48,908,693	5.5	842,144,465	94.5

Votes Abstained*
3,176,504

6 .	Shareholder Proposal C - Senior Executive Pension Plans

Votes For	% Votes For	Votes Against	% Votes Against
25,510,478	2.9	864,428,866	97.1

Votes Abstained*
4,289,589

7 .	Shareholder Proposal D - Credit Card Business Practices and Social Responsibility

Votes For	% Votes For	Votes Against	% Votes Against
26,611,563	3.0	863,881,422	97.0

Votes Abstained*
3,740,923

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

 Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by email at tdshinfo@td.com.